EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,

	2005	2004

	(Dollars in millions)
Consolidated income before provision for income taxes	$246	$326

Fixed charges:
Interest [1]	351	116
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2

Total fixed charges	353	118

Earnings available for fixed charges	$599	$444

Ratio of earnings to fixed charges	1.70	3.76

1	Components of interest expense are discussed in the “Results of Operations – Interest Expense” section of Item 2., “Management’s Discussion and Analysis”.